SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
January 18, 2008
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .

This Report on Form 6-K dated January 18, 2008 contains the notice of the Annual General Meeting of Infineon Technologies AG on February 14, 2008.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: January 18, 2008	By:	/s/ Dr. Wolfgang Ziebart
Dr. Wolfgang Ziebart
Member of the Management Board and Chief Executive Officer

	By:	/s/ Peter J. Fischl
Peter J. Fischl
Member of the Management Board and Chief Financial Officer

Infineon Technologies AG	Neubiberg,
Neubiberg	January 2008
Dear Shareholders,
Notice is hereby given that the
Annual General Meeting of Infineon Technologies AG
will be held on Thursday, February 14, 2008 at 10:00 a.m. at the ICM (International Congress Center Munich), which is located at Am Messesee 6, Messegelände, 81829 Munich, Germany.
Agenda
1.	Submission of the approved annual financial statements of Infineon Technologies AG and the approved consolidated financial statements as of September 30, 2007, of the combined management report for Infineon Technologies AG and the Infineon Group, and of the report of the Supervisory Board for the fiscal year 2006/2007

2.	Approval of the acts of the members of the Management Board

The Supervisory Board and the Management Board propose that the acts of the members of the Management Board active during the fiscal year 2006/2007 be approved in relation to this period.

3.	Approval of the acts of the members of the Supervisory Board

The Supervisory Board and the Management Board propose that the acts of the members of the Supervisory Board active during the fiscal year 2006/2007 be approved in relation to this period.

4.	Appointment of an auditor for the fiscal year 2007/2008

The Supervisory Board proposes that KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, be appointed as auditor and Group auditor for the fiscal year 2007/2008 and as auditor for the auditors’ review of interim financial reports in relation to this period.

5.	Authorization to purchase and use own shares

The German Stock Corporation Act (Aktiengesetz) allows the possibility of the Company being given special authorization to purchase its own shares. If this possibility is used, the Annual General Meeting also defines the potential uses of the shares purchased. The authorization granted to the Management Board by the last Annual General Meeting expires on August 14, 2008, and therefore needs to be renewed.

The Supervisory Board and the Management Board propose that the following resolution be passed:
(1)	Infineon Technologies AG (“the Company”) is authorized to purchase its own shares, within the statutory boundaries, in an aggregate amount not exceeding 10% of the share capital in existence at the time the resolution is passed. The Company may not use the authorization for the purposes of trading in its own shares.

The Company may use the authorization once or a number of times for one or a number of purposes and may in each case purchase any number of shares provided that the aforementioned maximum percentage is not exceeded. The authorization may also be used by dependent companies or companies in which the Company has a majority holding or by third parties acting on their own account or for dependent companies or companies in which the Company has a majority holding. The authorization is valid for the period up to and including August 13, 2009.

The Management Board decides whether own shares are purchased (a) through the stock exchange, (b) by means of a public offer to purchase addressed to all shareholders or a public invitation to submit offers for sale (referred to below as “public purchase offer”), or (c) by means of a public offer addressed to all shareholders or a public invitation to submit offers for the exchange of American Depositary Shares representing shares of Qimonda AG, Munich (“Qimonda-ADS”) against shares in the Company (referred to below as “public exchange offer”).
a)	If shares are purchased through the stock exchange, the purchase price per share (excluding incidental costs) paid by the Company may not be more than 10% above or below the price established in the Xetra (or comparable successor system) opening auction on the trading day.

b)	If shares are purchased by means of a public purchase offer addressed to all shareholders, a fixed purchase price or purchase price range may be specified. The purchase price per share paid by the Company (excluding incidental costs) in this case may not be more than 20% above or below the arithmetical average value of the closing prices of the share in Xetra trading (or a comparable successor system) on the fifth, fourth and third exchange trading day prior to the day of publication of the public purchase offer (“effective date”). If significant price changes occur after the effective date, the purchase price may be adjusted according to the calculation mentioned in sentence 2; in this case the relevant time frame is the fifth, fourth and third trading day prior to the public announcement of any such adjustment. The volume of the purchase may be limited. If the total subscription for the public purchase offer exceeds this volume, the Company adopts a quota-based purchase approach. Provision may be made for a preferred acceptance of smaller quantities (up to 100 offered shares per shareholder). The public purchase offer may also provide for further terms and conditions.
c)	If shares are purchased by means of a public exchange offer addressed to all shareholders, a fixed exchange ratio or exchange range may be specified. A cash payment may also be used to augment the exchange or as compensation for fractional amounts. Whichever of these methods is preferred for the exchange, the final exchange price in the form of one or more Qimonda-ADS or arithmetical fractions thereof, including any cash or fractional amounts (excluding incidental costs), may not be more than 20% above or below the calculated value of one Infineon Technologies AG share surrendered in exchange.

When determining this exchange price, the calculated value to be used for one Infineon Technologies AG share is the arithmetic mean of the closing prices in Xetra trading (or a comparable successor system) on the Frankfurt Stock Exchange on the fifth, fourth and third exchange trading day prior to the day of publication of the public exchange offer (“effective date”) and the value to be used for one Qimonda-ADS is the arithmetic mean of the closing prices on the New York Stock Exchange on the fifth, fourth and third trading day prior to the effective date, converted into euros using the ECB reference rate on the exchange trading day concerned.

If significant price or exchange rate changes occur after the effective date, the public exchange offer may be adjusted; in this case the exchange price is determined using the arithmetic mean of the relevant closing prices on the fifth, fourth and third trading day prior to the day of public announcement of any such adjustment taking into account the relevant ECB reference rate.

The volume of the exchange may be limited. If the total subscription for the public exchange offer exceeds this volume, the Company adopts a quota-based exchange approach. Provision may be made for a preferred acceptance of smaller quantities (up to 100 offered shares per shareholder). The public exchange offer may also impose other conditions.
(2)	The Company is authorized to sell shares in the Company purchased under this or a prior authorization via the stock exchange or to make use of them for any legally permissible purpose; the following purposes are of particular relevance in this context:
a)	The shares may be recalled without this recall or its implementation requiring any further resolution of the Annual General Meeting. The Management Board may decide that the share capital will not be affected by the recall and that the proportion of non-recalled shares in the share capital will be increased accordingly. The Management Board is authorized to amend the number of ordinary shares indicated in the Articles of Association in this case.

b)	The shares may be offered and transferred to third parties in connection with company mergers or the acquisition of companies, parts of companies or participations in companies.

c)	The shares may be used to meet the Company’s obligations under bonds with warrants and convertible bonds issued or guaranteed by it in the past or in the future and in particular to meet obligations under the convertible bond issued in June 2003 by Infineon Technologies Holding B.V., of Rotterdam, the Netherlands, which is guaranteed by the Company.

d)	The shares may be offered for acquisition and transferred to people who are employed by the Company or by a company affiliated with the Company.
The authorizations under Item (2) may be used once or a number of times, individually or together and in their maximum value or in fractions of their maximum value. Subscription rights of the shareholders with respect to the shares affected by these measures shall be excluded insofar as the shares concerned are used in accordance with the aforementioned authorizations under clauses b), c) or d).
(3)	The authorization to purchase own shares approved by the Annual General Meeting of February 15, 2007 under Item 7 on the Agenda expires when the present authorization comes into force.
6.	Authorization to issue bonds with warrants and/or convertible bonds and at the same time creation of a Conditional Capital 2008 and corresponding amendments to the Articles of Association

The Annual General Meeting of February 15, 2007 authorized the Management Board to issue bonds with warrants and convertible bonds (“bonds”) in an aggregate nominal amount of up to EUR 4 billion in the period until February 14, 2012 and resolved upon a “Conditional Capital 2007” amounting to up to EUR 248,000,000.00 to service these issues.

Recently, several court decisions have challenged the previously common practice of creating conditional capitals to service bonds and setting an associated minimum option or conversion price. The Company believes these court decisions to be incorrect. However, in order to eliminate any uncertainty with regard to an important financing option for the Company and in the interests of legal prudence, it is intended to resolve an additional authorization to issue bonds that, in line with recent case law, defines an option and conversion price that can be determined precisely but is otherwise essentially equivalent to the existing authorization of February 15, 2007. It is also intended to create a new Conditional Capital 2008 to service the option and conversion rights resulting from these new bonds.

The new authorization and the new Conditional Capital 2008 are not intended to increase the extent to which the holdings of current shareholders can be diluted. The Company will therefore only make use of either the authorization approved by the Annual General Meeting 2007 or of the new authorization proposed here. The Management Board, moreover, will only exercise the option of excluding the subscription right of existing shareholders pursuant to Section 186 (3) Sentence 4 of the German Stock Corporation Act (Aktiengesetz) insofar as the shares to be issued to service the option and/or conversion rights established on this basis in aggregate do not exceed 10% of the share capital.

The Supervisory Board and the Management Board accordingly propose that the following resolution be passed:
(1)	Authorization of the Management Board to issue bonds with warrants and/or convertible bonds
a)	Authorization period, nominal amount, term, number of shares

The Management Board is authorized, in the period until February 13, 2013, once or in partial amounts,
•	to issue bonds with warrants and/or convertible bonds in an aggregate nominal amount of up to EUR 2 billion and with a term of up to 20 years (“bonds”) through the Company or through companies in which the Company directly or indirectly has a majority holding (“subordinated group companies”) and

•	to guarantee such bonds issued by subordinated group companies of the Company and to grant the holders of bonds option or conversion rights to in aggregate up to 74,950,000 no par value Company registered shares, representing a notional portion of the share capital of up to EUR 149,000,000.00 in accordance with the relevant terms of the bonds. Other than in Euro, the bonds may also be denominated in the legal currency of a member country of the OECD, however, limited to the relevant equivalent value in Euro.

The individual issues may be divided into partial bonds, each of which conveys equal entitlement.

If convertible bonds are issued, the conversion rate is determined by dividing the nominal value of a partial bond by the defined conversion price for one Company ordinary registered share. The conversion rate is rounded to the fourth decimal place. The terms of the bonds with warrants or convertible bonds may specify an additional payment in cash and provide for fractions that cannot be converted to be consolidated and/or settled in cash. If the nominal value of the bonds and the conversion price are indicated in different currencies, the last ECB reference rate available when the issue price of the bonds is finally set shall be used for the conversion. The terms of the convertible bonds may in addition provide for a conversion obligation.

b)	Subscription right, exclusion of subscription rights

The shareholders shall in principle have a right to subscribe to the bonds; the bonds may also be subscribed to by a bank or syndicate of banks subject to the condition that they be offered for purchase to the existing shareholders. The Management Board, however, is authorized, with the approval of the Supervisory Board, to exclude the subscription right of the existing shareholders,
•	if such bonds are issued against payment in cash and the issue price is not substantially lower than the theoretical market value of the bonds, as determined in accordance with accepted methods of financial mathematics; however this only applies insofar as the shares to be issued to service the option and/or conversion rights established on this basis in aggregate do not exceed 10% of the share capital either at the time of this authorization becoming effective or at the time of its exercise. That notional portion of the share capital that relates to shares issued or sold between February 14, 2008 and the expiry of this authorization with the subscription right of existing shareholders excluded in direct or analogous application of Section 186 (3) Sentence 4 of the German Stock Corporation Act (Aktiengesetz) is to be included in this amount. Also to be included in this number are the shares that have been or can still be issued to service option and/or conversion rights insofar as the bonds were issued during the term of this authorization with the subscription right of existing shareholders excluded in analogous application of Section 186 (3) Sentence 4 of the German Stock Corporation Act (Aktiengesetz).
•	in order to exclude fractional amounts resulting from a given subscription ratio from the subscription right of existing shareholders to the bonds,

•	to the extent necessary to grant holders of option rights or creditors of convertible bonds that have been or will be issued by the Company or its subordinated group companies a subscription right to that extent to which they would be entitled after exercise of their rights or after fulfillment of any conversion obligations.
c)	Option or conversion price, protection against dilution

The option or conversion price is to be calculated in accordance with the following principles:
aa)	If the bonds do not specify a conversion obligation, the option or conversion price shall equal 140% of the volume-weighted average price of the shares of the Company in Xetra trading on the Frankfurt Stock Exchange (or a comparable successor system) in the period between the start of the institutional placing (book-building) and the setting of the issue price of the bonds as established using the AQR VWAP function of the Bloomberg information system or a comparable successor function. If no volume-weighted average price is available for this period, the option or conversion price shall equal 140% of the closing price of the shares of the Company in Xetra trading on the Frankfurt Stock Exchange (or a comparable successor system) on the last exchange trading day before the day on which the issue price of the bonds is set. The volume-weighted average price or closing price is referred to below as the “reference price”.

bb)	If bonds specifying a conversion obligation are issued, the conversion price shall equal:
•	100% of the reference price if the arithmetic mean of the closing prices of the shares of the Company in Xetra trading on the Frankfurt Stock Exchange (or a comparable successor system) on the twenty exchange trading days prior to and including the third trading day before the date of conversion is less than or equal to the reference price;

•	125% of the reference price if the arithmetic mean of the closing prices of the shares of the Company in Xetra trading on the Frankfurt Stock Exchange (or a comparable successor system) on the twenty exchange trading days prior to and including the third trading day before the day of conversion is greater than or equal to 125% of the reference price;
•	the arithmetic mean of the closing prices of the shares of the Company in Xetra trading on the Frankfurt Stock Exchange (or a comparable successor system) on the twenty exchange trading days prior to and including the third trading day before the date of conversion if this value is greater than the reference price but less than 125% of the reference price;

•	125% of the reference price irrespective of the preceding provisions if the holders of the bonds exercise an existing conversion right prior to the conversion obligation taking effect;

•	100% of the reference price irrespective of the preceding provisions if the Management Board, acting with the consent of the Supervisory Board and in compliance with the terms of the bonds, initiates a early conversion in order to avert an immediate and serious damage for the Company or to avoid the significant downgrading of the Company’s public credit rating by a recognized rating agency.
cc)	Without prejudice to Section 9 (1) of the German Stock Corporation Act (Aktiengesetz), the option or conversion price may be reduced pursuant to a dilution protection clause in accordance with the terms, if the Company increases its share capital before the end of the option or conversion period, honoring the subscription right of existing shareholders, or issues or guarantees further bonds and the holders of option rights or the creditors of convertible bonds are not granted a subscription right in this relation. The terms may also provide for a value-preserving adjustment of the option or conversion price in case of other measures of the Company that may result in a dilution of the value of the option or conversion rights.

dd)	In any event, the notional portion of the share capital attributable to the shares to be subscribed for each bond may not exceed the nominal value of the bond.
d)	Authorization to determine further details

The Management Board is authorized, in accordance with the above-mentioned requirements, to determine the further details of the issue and features of the bonds and their terms or to do so in agreement with the corporate bodies of the subordinated group company issuing the bonds, in particular, interest rate, issue price, term and denomination, creation of a conversion obligation, determination of an additional payment in cash, settlement or consolidation of fractional amounts, cash payment instead of delivery of shares, supply of existing shares rather than new shares and option/conversion period.
(2)	Conditional Capital Increase

The share capital is conditionally increased by up to EUR 149,900,000.00 by issuing up to 74,950,000 new no par value registered shares carrying a dividend right as of the beginning of the fiscal year in which they are issued. The conditional capital increase serves the purpose of granting shares to the holders or creditors of bonds with warrants and/or convertible bonds issued by the Company or a subordinated group company against payment in cash on the basis of the authorization of the Annual General Meeting of February 14, 2008. The new shares are issued at the option/conversion price determined in accordance with the aforementioned authorization. The conditional capital increase is to be effected only insofar as the option and/or conversion rights relating to the bonds are exercised or any conversion obligations under these bonds are fulfilled and insofar as no cash settlement is granted and no own shares are used for servicing. The Management Board is authorized to determine the further details of implementation of the conditional capital increase (Conditional Capital 2008).

(3)	Amendments to the Articles of Association

The following new paragraph (11) is inserted into Section 4 of the Articles of Association:
“(11)	The share capital is conditionally increased by up to EUR 149,900,000.00 by issuing up to 74,950,000 new no par value registered shares carrying a dividend right as of the beginning of the fiscal year in which they are issued. The conditional capital increase serves the purpose of granting shares to the holders or creditors of bonds with warrants and/or convertible bonds issued by the Company or a subordinated group company against payment in cash on the basis of the authorization of the Annual General Meeting of February 14, 2008. The conditional capital increase is to be effected only insofar as option and/or conversion rights relating to the bonds are exercised or any conversion obligations under these bonds are fulfilled and insofar as no cash settlement is granted and no own shares are used for servicing. The Management Board is authorized to determine the further details of implementation of the conditional capital increase (Conditional Capital 2008).”
7.	Amendment of Section 1 of the Articles of Association — consent to communication of information by way of remote data transfer

Section 30b (3) of the German Securities Trading Act (Wertpapierhandelsgesetz), which was added to the German Securities Trading Act by the German Transparency Directive Implementation Act (Transparenzrichtlinieumsetzungsgesetz), makes the communication of information to shareholders by way of remote data transfer — for example the cost-efficient and already frequently used electronic delivery service for documents relating to the Annual General Meeting — subject to the consent of the Annual General Meeting. We wish to be able to continue using this modern form of communication with our shareholders in future.

The Supervisory Board and the Management Board consequently propose that the following resolution be passed:

The Annual General Meeting consents to the communication of information by the Company to its shareholders by way of remote data transfer.

A new Paragraph (5) is accordingly inserted in Section 1 of the Articles of Association:

“(5) The Company may also communicate information to shareholders of the Company as permitted by law using electronic media.”

8.	Amendment of Section 19 of the Articles of Association — appropriation of profits

The Supervisory Board and the Management Board propose that the following resolution be passed in order to give the Annual General Meeting the option also to approve a dividend in kind:

The following new sentence 2 is inserted in Section 19 (1) of the Articles of Association:

“The Annual General Meeting may also resolve upon a dividend in kind in addition to or instead of a dividend in cash.”

Section 19 (1) of the Articles of Association is otherwise unchanged.

9.	Additional amendments to the Articles of Association for the purposes of clarification and modernization

The regulations in the Articles of Association concerning the holding of Supervisory Board meetings and the options for passing resolutions without holding meetings need to be modernized and adapted to reflect the new means of communication now in common use. Moreover, it needs to be clarified that like the members of the Mediation Committee, the members of the Supervisory Board Nomination Committee newly formed in accordance with the provisions of the German Corporate Governance Code do not receive any additional remuneration for this service.

It is furthermore intended that the Articles of Association should in future also permit the appointment of proxies to exercise voting rights at the Annual General Meeting by fax.

Finally, it is intended to update the regulation concerning the annual financial statements in Section 18 of the Articles of Association and in particular to bring it into line with the regulations amended by the German Transparency Directive Implementation Act and the German Act on Electronic Commercial Registers, Cooperative Society Registers and the Company Register (Gesetz über elektronische Handelsregister und Genossenschaftsregister sowie das Unternehmensregister).

The Supervisory Board and the Management Board consequently propose that the following resolutions be passed:
a)	Section 9 (7) of the Articles of Association is revised and worded as follows:

“(7) Resolutions of the Supervisory Board shall generally be passed at meetings. The Supervisory Board may specify in its rules of procedure that the meetings of the Supervisory Board may also be held in the form of a telephone or video conference or that individual members of the Supervisory Board may participate in the meetings by way of telephone or video communication and that in such cases resolutions may also be passed by way of the telephone or video conference or by telephone or video communication. At the order of the chairman of the Supervisory Board, the Supervisory Board may also pass resolutions without holding meetings by submitting votes to the chairman of the Supervisory Board in writing, by telephone, facsimile or telex, or using other means of telecommunication expressly including e-mail. Objections to this procedure are not permitted.”

b)	Section 11 (1) sentence 3 of the Articles of Association is amended and worded as follows:

“The chairman of the Supervisory Board shall receive two times that amount and each deputy chairman and each other member of a committee of the Supervisory Board, with the exception of the Nomination Committee and the Mediation Committee, shall receive one and a half times this amount.”

Section 11 (1) of the Articles of Association is otherwise unchanged.

c)	Section 16 (2) sentence 2 of the Articles of Association is amended and worded as follows:

“If neither a bank nor a shareholders’ association is named as a proxy, authority to attend and vote by proxy must be submitted in writing or by facsimile or transferred by electronic means in a way to be determined by the company.”

Section 16 (2) of the Articles of Association is otherwise unchanged.

d)	Section 18 of the Articles of Association (“Annual Financial Statements”) is completely revised and worded as follows:

“Within the first three months of the fiscal year, the Management Board shall prepare the annual financial statements, the consolidated financial statements, the management report and the group management report for the fiscal year ended and promptly submit them to the Supervisory Board together with a proposal for the appropriation of the balance sheet profit. The Supervisory Board shall examine the annual financial statements, the management report, the proposal for the appropriation of the balance sheet profit, the consolidated financial statements and the group management report in consultation with the company’s independent auditors.”
10.	Approval of a domination and profit-and-loss transfer agreement

The Supervisory Board and the Management Board propose that the following resolution be passed:

The domination and profit-and-loss transfer agreement of November 26, 2007 between Infineon Technologies AG (the controlling company) and Infineon Technologies Wireless Solutions GmbH (the controlled company — “ITWS”), which is registered in the commercial register of Munich Local Court under HRB 156715, is approved.

The principal elements of the agreement are as follows:
•	ITWS puts its management under the control of Infineon Technologies AG, which is authorized to issue instructions to ITWS.

•	Starting on October 1, 2007, Infineon Technologies AG accepts from ITWS the annual net profit that would be achieved without any profit transfer, but minus a possible loss carryforward from the previous year and subject to the release or creation of free reserves as described below.

•	ITWS may retain earnings only insofar as financially justified from the perspective of reasonable business administration principles. These retained earnings must be released at the request of Infineon Technologies AG. Amounts arising from profit brought forward or the release of free reserves created before the start of the agreement will not be transferred.

•	Infineon Technologies AG will reimburse any annual net loss incurred by ITWS from October 1, 2007 if this loss cannot be covered by drawing on free reserves (other revenue reserves according to Sec. 272 (3) of the German Commercial Code) created during the lifetime of the agreement; Section 302 (1), (3) and (4) of the German Stock Corporation Act in the relevant version shall apply as appropriate to this provision.

•	The agreement comes into force under civil law with the passing of the approval resolutions by the Shareholders’ Meeting of ITWS and the Annual General Meeting of Infineon Technologies AG and entry in the commercial register of ITWS and applies — with the exception of the right to issue instructions — with retrospective effect from October 1, 2007. The agreement may not be terminated before the end of September 30, 2012; thereafter it may be terminated at the end of each fiscal year of ITWS subject in each case to a period of notice of six months.
The Shareholders’ Meeting of ITWS approved the domination and profit-and-loss transfer agreement on November 29, 2007 in notarized form. However the agreement only comes into force once it has also been approved by the Annual General Meeting of Infineon Technologies AG and entered in the commercial register at the registered seat of ITWS.
All of the shares of ITWS are held exclusively by Infineon Technologies AG. The absence of any external shareholders means that Infineon Technologies AG does not have to pay any compensation (Section 304 of the German Stock Corporation Act) or guarantee any settlement payments (Section 305 of the German Stock Corporation Act).
A review of the agreement by a qualified auditor (Section 293 b of the German Stock Corporation Act) is unnecessary for the same reason.
The domination and profit-and-loss transfer agreement, the annual financial statements, the management reports of the companies entering into the agreement for each company’s last three fiscal years — insofar as these have to be prepared pursuant to the applicable statutory provisions — and the report on the domination and profit transfer agreement prepared jointly by the Management Board of Infineon Technologies AG and the senior management of ITWS are held available for inspection by shareholders at the joint business premises of Infineon Technologies AG and ITWS, Am Campeon 1-12, 85579 Neubiberg, Germany. All shareholders may request to be sent a copy of these documents free of charge.
Reports of the Management Board
Report of the Management Board concerning Item 5 on the Agenda
The authorization to purchase own shares is intended to enable the Company to use the shares purchased for any legally permitted purpose. The shares purchased may be sold through the stock exchange or by means of a public offer to all shareholders, in both cases in accordance with the statutory principle of equal treatment, or recalled, in which case there are no such restrictions, or they may be used in particular for the following purposes:
•	as an acquisition currency in connection with company mergers or the acquisition of companies, parts of companies or participations in companies,

•	to service bonds with warrants or convertible bonds issued or guaranteed by the Company, and

•	to be offered and transferred to people who are employed by the Company or by a company affiliated with the Company.
In light of the potential uses indicated for the own shares purchased, we consider the following points to be of principal significance:
•	Own shares as an acquisition currency

We wish to be able to offer own shares in company acquisitions. We have already completed several acquisitions against shares. In comparable situations in the future, it may be advantageous to resort to own shares rather than making the entire purchase price available from an authorized capital. Sometimes the vendors actually explicitly request to receive shares in the Company. The purchaser also sometimes has to redeem stock option plans operated by the target company, for example, while in other cases elements of the purchase price may be tied to specific targets. Issuing shares from an authorized capital when these targets are achieved can be very complicated in certain circumstances, and we would therefore like to have the option of being able to offer own shares.

•	Own shares to service bonds with warrants and convertible bonds

Moreover, we also wish to be able to use own shares to service bonds with warrants and convertible bonds that have been or will be issued or guaranteed by the Company. Although there are conditional capitals available for such bonds issued by the Company, the terms of the bonds usually permit the Company the alternative of meeting conversion obligations from own shares. This option also harbors benefits in terms of enhanced flexibility. One of the advantages of using existing own shares for this purpose is that there is then no need to create new shares, so the dilution effect typically associated with capital increases when making use of conditional capital is avoided.

•	Own shares to be offered and transfer to employees

We additionally wish to be able to offer own shares for sale or transfer to employees of the Company or of companies affiliated with the Company with the subscription right of existing shareholders excluded. Use of own shares for this purpose is actually provided for in Section 71 (1) No. 2 of the German Stock Corporation Act (Aktiengesetz), however it may also be expedient to use for this purpose own shares that the Company has already purchased under the terms of an authorization pursuant to Section 71 (1) No. 8 of the German Stock Corporation Act (Aktiengesetz).
The subscription right of shareholders in respect of these shares must be excluded in all of the cases presented so that the shares can be used for the purposes described. The Management Board will in every case examine whether it is appropriate for such measures to use own shares of the Company and exclude the subscription right of shareholders. When deciding on whether to implement a measure of this kind that will lead to the exclusion of the subscription right of shareholders, the Management Board will be guided by the interests of the shareholders and of the Company and will carefully consider whether the exclusion is needed in the interests of the Company. The necessary measures will be taken and the subscription rights of the shareholders excluded only if these conditions are met. The Management Board will report on each decision at the next Annual General Meeting following the decision pursuant to Section 71 (3) of the German Stock Corporation Act (Aktiengesetz).
Purchasing methods:
The resolution proposed provides three recognized methods of purchasing the shares: via the stock exchange, via a public purchase offer and via a public exchange offer addressed to all shareholders. Section 71 (1) No. 8 of the German Stock Corporation Act (Aktiengesetz) states that the method of purchasing via the stock exchange in itself satisfies the requirements of the principle of equal treatment. Any disadvantage to shareholders is similarly excluded in the case of a public purchase offer. The public exchange offer also complies with the equal treatment requirement and represents an attractive alternative for the Company to the aforementioned methods of purchasing own shares. One particular advantage of the public exchange offer is that it opens up the possibility of realizing the announced reduction in the Company’s Qimonda holding and offering Qimonda-ADS to interested shareholders.
Report of the Management Board concerning Item 6 on the Agenda
Adequate capital resources are an important prerequisite for the development of the Company. Bonds with warrants and convertible bonds (“bonds”) are an important financial instrument that enables the Company to obtain low-interest debt capital initially, which in some instances it may later retain in the form of equity. Moreover, the conversion and option premiums realized, accrue to the Company. Our Company has already issued two convertible bonds, the first in 2002 and the second in 2003, on the basis of existing authorizations. One of the two bonds (originally issued in a nominal amount of EUR 1 billion) matured in February 2007. In order to ensure that the Company retains its flexibility when raising capital, the Annual General Meeting of February 15, 2007 authorized the Management Board to issue bonds in the aggregate amount of up to EUR 4 billion in the period until February 14, 2012 and created a “Conditional Capital 2007” in an amount of up to EUR 248,000,000.00 to service these bonds.
Recently, several court decisions have challenged the previously common practice of creating conditional capitals to service bonds and setting an associated minimum option or conversion price. The Company believes these court decisions to be incorrect. However in order to eliminate any uncertainty with regard to an important financing option for the Company and in the interests of legal prudence, it is intended to resolve a new authorization to issue bonds that, in line with more recent case law, defines an option and conversion price that can be determined precisely but is otherwise essentially equivalent to the existing authorization of February 15, 2007. It is also intended to create a new Conditional Capital 2008 to service the option and conversion rights resulting from these new bonds.

Pursuant to this authorization, it shall be possible to issue bonds in the aggregate amount of up to EUR 2 billion. Shares representing a notional portion of the share capital of up to EUR 149,900,000.00 — corresponding to up to 74,950,000 shares — shall be available to service these bonds.
The new authorization and the new Conditional Capital 2008 are not intended to increase the extent to which the holdings of current shareholders can be diluted. The Company will therefore only make use of either the authorization approved by the Annual General Meeting 2007 or of the new authorization proposed here.
Our shareholders generally have a subscription right to the bonds under the applicable statutory provisions. This enables them to invest their capital with the Company and at the same time maintain their proportionate stake in the Company. It is intended, however, that the Management Board will be authorized, as has been the case in the past, to exclude this subscription right in certain circumstances as provided for under the law subject to the approval of the Supervisory Board:
•	The Management Board shall be authorized to exclude the subscription right in analogous application of Section 186 (3) Sentence 4 of the German Stock Corporation Act (Aktiengesetz) with the approval of the Supervisory Board if the issue price of the bonds is not substantially lower than their theoretical market value as determined in accordance with accepted methods of financial mathematics (Section 221 (4) Sentence 2 in conjunction with Section 186 (3) Sentence 4 of the German Stock Corporation Act (Aktiengesetz)). Such exclusion of the subscription rights of existing shareholders is necessary if a bond is to be placed at short notice in order to make use of a favorable market environment. The interests of the shareholders are preserved in that the bonds are issued at a price which is not substantially lower than their market value, as a result of which the value of a subscription right is practically zero. This option is limited to bonds with rights to shares representing a notional portion of not more than 10% of the share capital. That notional portion of the share capital that relates to shares issued or sold between February 14, 2008 and the expiry of this authorization with the subscription right of existing shareholders excluded in direct or analogous application of Section 186 (3) Sentence 4 of the German Stock Corporation Act (Aktiengesetz) is to be included in this amount. Also to be included in this number are the shares that have been or can still be issued to service option and/or conversion rights insofar as the bonds were issued during the term of this authorization with the subscription right of existing shareholders excluded in analogous application of Section 186 (3) Sentence 4 of the German Stock Corporation Act (Aktiengesetz). These two sums are included in the 10% figure in the interests of minimizing any dilution of the stake of the shareholders. The Management Board, moreover, will only exercise the option, created under the existing authorization and the new authorization to be approved, of excluding the subscription right of existing shareholders pursuant to Section 186 (3) Sentence 4 of the German Stock Corporation Act (Aktiengesetz) insofar as the shares to be issued to service the option and/or conversion rights established on this basis in aggregate do not exceed 10% of the share capital.
•	It shall also be possible to exclude the shareholders’ subscription right in order to permit exploitation of fractional amounts in issues for which shareholders have a subscription right in principle. It is reasonable and customary to exclude the subscription right of existing shareholders in relation to fractional amounts because the costs of trading subscription rights relating to fractional amounts are out of proportion to the benefits for shareholders. The potential dilution effect is also negligible due to the restriction on fractional amounts. The bonds excluded from the subscription right on account of fractional amounts are used to the best advantage of the Company.
•	It should be possible, furthermore, to exclude the subscription right insofar as the holders of bonds that have been or will be issued by the Company or its subordinated group companies are granted a subscription right to bonds issued subsequently. Bonds with warrants and convertible bonds usually provide such protection against dilution to facilitate placement in the capital market. The holders of the subscription right are thus treated as though they had already made use of their subscription right and were therefore already shareholders.
Total number of shares and voting rights
The share capital of the Company in the amount of EUR 1,499,457,270 is divided into 749,728,635 ordinary shares at the time of the calling of the Annual General Meeting. Each ordinary share carries one vote, so at the time of the calling of the Annual General Meeting there are 749,728,635 voting rights based on the Articles of Association. The number of voting rights may change in the period prior to the Annual General Meeting.
Attendance at the Annual General Meeting
All shareholders who are entered in the Company’s stock register as shareholders of the Company and have registered their attendance at the Annual General Meeting by no later than the end of February 7, 2008 are entitled to attend the Annual General Meeting and to exercise their voting rights pursuant to Section 14 of the Articles of Association.
Shareholders may register to attend by writing to the following address
Infineon Hauptversammlung 2008
81056 München
Germany
or visiting the following website
www.infineon.com/agm
or by sending a fax to
+49 (0)89 234-9550153.
You will need a personal access code, which is sent to you with the shareholders’ documents, in order to use the electronic registration option. If you have already registered for electronic delivery of the shareholders’ documents, please use the personal access code you have already chosen.
If you wish to attend the Annual General Meeting, please register your attendance as early as possible so as to facilitate the organization of the meeting.
Shareholders who are entered in the Company’s stock register may exercise their voting rights themselves or appoint another person or a bank or a shareholders’ association to exercise their voting rights at the Annual General Meeting. Attendance has to be registered in time even if a proxy is to be used. If neither a bank nor a shareholders’ association is named as proxy, the proxy must be appointed in writing or electronically using the procedure provided for the purpose under the internet address indicated above.
This year we are once again offering a special service through which you may appoint employees of the Company to represent you at the Annual General Meeting in accordance with your voting instructions. The proxies appointed by the Company to exercise voting rights must be issued explicit instructions on how the voting right is to be used for each item on the Agenda. The proxies appointed to exercise voting rights are bound to vote in accordance with the instructions issued to them. The relevant details are explained in the registration documents sent to each shareholder. Proxies may be appointed to exercise voting rights in writing or via the aforementioned internet address. Once you have registered properly, you may grant, revoke and modify proxy powers to proxies appointed by the Company over the internet even during the Annual General Meeting until the end of the general debate. Please note that proxies appointed by the Company will not accept instructions to speak, to submit objections to Annual General Meeting resolutions or to ask questions or introduce proposals and that they will not support proposals on the procedure at the Annual General Meeting or any other proposal not brought forth prior to the Annual General Meeting.
If a bank is entered in the Company’s stock register, it may exercise the voting right in relation to shares not owned by it only by virtue of an authorization granted to it by the relevant shareholder.
Holders of American Depositary Shares (ADS) will receive the necessary information and documents for the Annual General Meeting from Deutsche Bank (Depositary).
Shareholders or holders of a proxy entitled to attend the Annual General Meeting will be issued admission tickets and voting cards.
Unrestricted availability of shares
Registering to attend the Annual General Meeting will not result in your shares being blocked, so you can dispose of your shares without restriction even after registration is complete.
Documents and reports relating to the Annual General Meeting
Copies of the documents referred to in Items 1 and 10 of the Agenda and the report of the Management Board on Items 5 and 6 of the Agenda are available for inspection and downloading on the internet at www.infineon.com/agm. All documents will also be available for inspection at the Annual General Meeting. Copies of these documents will be sent free of charge to every shareholder upon request.
Shareholders’ queries and proposals
Shareholders who have any queries regarding the Annual General Meeting are requested to address these to
Infineon Technologies AG
IR (Investor Relations)
Am Campeon 1-12
85579 Neubiberg
Germany
(fax: +49 (0)89 234-9550153).
Any shareholders with proposals pursuant to Sections 126 and 127 of the German Stock Corporation Act must also contact this address. We will publish any shareholders’ proposals that need to be made available at www.infineon.com/agm together with any responses to these proposals on the part of management.
Queries can also be sent by e-mail to:
hv2008@infineon.com.
Provided that the Chairperson of the Annual General Meeting permits the proceedings to be transmitted, all interested parties will be able to follow the speeches of the Chairperson of the Annual General Meeting and of the Management Board at the start of the meeting live on the internet at http://www.infineon.com/agm and shareholders will also be able to follow the debate.
The invitation to the Annual General Meeting was published in the electronic version of the German Federal Gazette on January 2, 2008.
Pursuant to Section 128 of the German Stock Corporation Act, we disclose the following information:
Credit Suisse International (formerly known as Credit Suisse First Boston International), London, which is a part of the Credit Suisse Group, was involved in the most recent issue of the Company’s securities within the last five years.
Best regards,
Infineon Technologies AG
The Management Board